UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

BIOVIE INC.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

09074F 207

(CUSIP Number)

Terren S. Peizer

Acuitas Group Holdings, LLC

200 Dorado Beach Drive #3831

Dorado, Puerto Rico 00646

310-444-4321

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

March 2, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 09074F 207	Page 2

(1)	NAMES OF REPORTING PERSONS Acuitas Group Holdings, LLC
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 0
	(8)	SHARED VOTING POWER 30,438,938
	(9)	SOLE DISPOSITIVE POWER 0
	(10)	SHARED DISPOSITIVE POWER 30,438,938

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,438,938
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 87.0%*
(14)	TYPE OF REPORTING PERSON (See Instructions) CO

*	Based on 34,987,568 shares of the Issuer’s Class A common stock (“Common Stock”) outstanding as of February 1, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on February 10, 2023 (the “Form 10-Q”).

SCHEDULE 13D

CUSIP No. 09074F 207	Page 3

(1)	NAMES OF REPORTING PERSONS Terren S. Peizer
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
(3)	SEC USE ONLY
(4)	SOURCE OF FUNDS (See Instructions) OO
(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
(6)	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7)	SOLE VOTING POWER 30,438,938
	(8)	SHARED VOTING POWER 0
	(9)	SOLE DISPOSITIVE POWER 30,438,938
	(10)	SHARED DISPOSITIVE POWER 0

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 30,438,938
(12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 87.0%*
(14)	TYPE OF REPORTING PERSON (See Instructions) HC; IN

*	Based on 34,987,568 shares of Common Stock outstanding as of February 1, 2023, as reported by the Issuer in the Form 10-Q.

Amendment No. 8 to SCHEDULE 13D

This Amendment No. 8 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D previously filed by Acuitas Group Holdings, LLC, a California limited liability company (“Acuitas”), and Terren S. Peizer (“Mr. Peizer” and, together with Acuitas, the “Reporting Persons”) on July 3, 2018, as amended by Amendment No. 1 filed on September 25, 2019, Amendment No. 2 filed on September 23, 2020, Amendment No. 3 filed on April 27, 2021, Amendment No. 4 filed on May 10, 2021, Amendment No. 5 filed on June 11, 2021, Amendment No. 6 filed on July 15, 2022, and Amendment No. 7 to Schedule 13D filed on August 16, 2022 (as so amended, the “Original Statement” and, as amended and supplemented by this Amendment, the “Statement”), relating to the Class A common stock, par value $0.0001 per share (“Common Stock”), of BioVie Inc., a Nevada corporation (the “Company” or “Issuer”). Capitalized terms used herein that are not defined have the meaning ascribed to them in the Original Statement.

ITEM 2.	Identity and Background

Item 2 of the Statement is hereby amended and supplemented (a) to include the information disclosed in Item 4 below, which information is incorporated by reference herein, and (b) by adding the following information:

“The business address of Acuitas and Mr. Peizer is 200 Dorado Beach Drive #3831, Dorado Puerto Rico 00646.”

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Statement is hereby amended and supplemented by adding the following information:

“On March 2, 2023, Mr. Peizer resigned from his position as Chairman of the Board of Directors of the Company, effective immediately. Mr. Peizer’s resignation followed the announcement on March 1, 2023 that he had been separately charged by the Department of Justice and the SEC with alleged insider trading in the stock of an unrelated company, OnTrak, Inc.

The Reporting Persons hold the securities of the Company for investment purposes. The Reporting Persons do not have any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D, except as set forth herein.”

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a) and (b) of the Statement are hereby amended and restated as follows:

“(a) The approximate aggregate percentage of Common Stock beneficially owned by the Reporting Persons, as reported herein, is based on 34,987,568 shares of Common Stock outstanding as of February 1, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the SEC on February 10, 2023 (the “Form 10-Q”).

(b) The Reporting Persons may be deemed to have beneficial ownership of an aggregate of 30,438,938 shares of Common Stock, representing in the aggregate approximately 87.0% of the issued and outstanding shares of Common Stock. Acuitas may be deemed to share the power to vote or direct the vote and dispose or direct the disposition of all of the 30,438,938 shares of Common Stock with Mr. Peizer. Mr. Peizer may be deemed to have the sole power to vote or direct the vote and dispose or direct the disposition of all of the 30,438,938 shares of Common Stock.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 7, 2023

ACUITAS GROUP HOLDINGS, LLC

By:	/s/ Terren S. Peizer
Terren S. Peizer, Chairman

/s/ Terren S. Peizer
Terren S. Peizer